UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )

PropertyGuru Group Limited
(Name of Issuer)

Ordinary shares, par value of $0.0001 per share
(Title of Class of Securities)

G7258M108
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

SCHEDULE 13G
CUSIP No. G7258M108		Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
REA Asia Holding Co. Pty Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
28,183,294

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
28,183,294

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,183,294

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.4%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Based on a total of 161,669,757 Ordinary Shares (as defined herein) outstanding as of September 22, 2022, as disclosed by the Issuer in its prospectus on Form 424B3 filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2022.

SCHEDULE 13G
CUSIP No. G7258M108		Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
REA Group Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
28,183,294

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
28,183,294

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,183,294

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.4%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Based on a total of 161,669,757 Ordinary Shares outstanding as of September 22, 2022, as disclosed by the Issuer in its prospectus on Form 424B3 filed with the SEC on October 7, 2022.

SCHEDULE 13G
CUSIP No. G7258M108		Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS
News Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
28,183,294

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
28,183,294

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,183,294

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.4%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Based on a total of 161,669,757 Ordinary Shares outstanding as of September 22, 2022, as disclosed by the Issuer in its prospectus on Form 424B3 filed with the SEC on October 7, 2022.

SCHEDULE 13G
CUSIP No. G7258M108		Page 5 of 8 Pages
Item 1.

(a)	Name of Issuer: PropertyGuru Group Limited (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: Paya Lebar Quarter 1 Paya Lebar Link #12-01/04 Singapore 408533

Item 2.

(a)
Name of Person Filing:

This Statement on Schedule 13G is filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

1.     REA Asia Holding Co. Pty Ltd (“REA Asia”), the direct holder of the shares reported herein;
2.     REA Group Ltd (“REA Group”), an Australian public company limited by shares listed on the Australian Securities Exchange; and
3.     News Corporation, a U.S. public company whose Class A and Class B Common Stock are listed on the Nasdaq Global Select Market.

REA Asia is a wholly-owned subsidiary of REA Group, which is majority-owned by News Corporation.  Based on Rule 13d-3 under the Act, each of REA Group and News Corporation may be deemed to indirectly beneficially own the Ordinary Shares (as defined herein) held directly by REA Asia reported in this Schedule 13G.

(b)
Address of Principal Business Office or, if none, Residence:

The address of News Corporation is 1211 Avenue of the Americas, New York, New York 10036.

The address of each of REA Group and REA Asia is 511 Church Street, Richmond, Victoria, 3121, Australia.

(c)	Citizenship: News Corporation is a Delaware corporation. Each of REA Group and REA Asia is an Australian corporation.
(d)	Title of Class of Securities: Ordinary shares, $0.0001 par value per share (“Ordinary Shares”)
(e)	CUSIP Number: G7258M108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

SCHEDULE 13G
CUSIP No. G7258M108		Page 6 of 8 Pages
Item 4.	Ownership.

(a)	Amount Beneficially Owned:

As of December 31, 2022, the Reporting Persons may have been deemed to beneficially own an aggregate 28,183,294 Ordinary Shares held directly by REA Asia.

(b)	Percent of Class:

As of December 31, 2022, each of the Reporting Persons may have been deemed to beneficially own approximately 17.4% of the total number of Ordinary Shares outstanding. This percentage is calculated based on a total of 161,669,757 Ordinary Shares outstanding as of September 22, 2022, as disclosed by the Issuer in its prospectus on Form 424B3 filed with the SEC on October 7, 2022.

(c)	Number of Shares of which such person has:

Each of the Reporting Persons:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 28,183,294
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 28,183,294

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See response to Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group.

Each of REA Asia and REA Group (collectively, the “REA Investor”) is a party to a Shareholders’ Agreement dated March 17, 2022 (the “Shareholders’ Agreement”), with the Issuer, each of TPG Asia VI SF Pte. Ltd. and TPG Asia VI Digs 1 L.P. (collectively, the “TPG Investor Entities”) and Epsilon Asia Holdings II Pte. Ltd. (the “KKR Investor”). Pursuant to the Shareholders Agreement, the parties have agreed to, among other things, the composition of the Issuer’s board of directors (the “Board”), including the right of each of the REA Investor, the TPG Investors Entities, and the KKR Investor to appoint one person to the Board, subject to certain minimum ownership requirements.

Because of the relationship between the REA Investor, the TPG Investor Entities and the KKR Investor as a result of the Shareholders’ Agreement, the Reporting Persons may be deemed to constitute a “group”, as such term is defined in Rule 13d-5 under the Act, with the TPG Investor Entities and the KKR Investor. Each of the Reporting Persons disclaims beneficial ownership of the Ordinary Shares beneficially owned by each of the TPG Investor Entities and the KKR Investor, and the beneficial ownership of Ordinary Shares reported herein for the Reporting Persons does not include any securities of the Issuer owned by the TPG Investor Entities or the KKR Investor.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SCHEDULE 13G
CUSIP No. G7258M108		Page 7 of 8 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023
NEWS CORPORATION

	By:	/s/ Michael L. Bunder
	Name:	Michael L. Bunder
	Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary

REA GROUP LTD

	By:	/s/ Tamara Kayser
	Name:	Tamara Kayser
	Title:	General Counsel & Company Secretary

REA ASIA HOLDING CO. PTY LTD

	By:	/s/ Tamara Kayser
	Name:	Tamara Kayser
	Title:	Company Secretary

SCHEDULE 13G
CUSIP No. G7258M108		Page 8 of 8 Pages
EXHIBIT INDEX

Ex.

A	Joint Filing Agreement, dated February 10, 2023, by and among the Reporting Persons